16006364

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P.P. Euro-Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Ave 38th Floor
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi + Co
(Name – *if individual, state last, first, middle name*)

488 Madison Ave (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paolo Bianco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P.P. Gunnsecurities Inc, as of 22nd February, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Management
of J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc., (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of J.P.P. Euro-Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.P.P. Euro-Securities as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the Schedule I and Schedule II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of J.P.P. Euro-Securities, Inc.'s financial statements. The supplemental information is the responsibility of J.P.P. Euro-Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule 1 and Schedule II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co, CPAs, P.C.
GRASSI & CO., CPAs, P.C.

New York, New York
February 26, 2016

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 Fax (845) 634-5409

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	2,621,164
Cash, segregated for exclusive benefit of customers		350,000
Due from Parent		86,219
Expense reimbursement receivable		141,004
Prepaid expenses		19,924
	$	3,218,311
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	19,798
Unearned Income		20,000
		39,798
Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,178,990
Retained earnings		1,974,523
Total stockholder's equity		3,178,513
	$	3,218,311

See accompanying notes to financial statements.

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015	
Revenues	
Service fee income	$ 36,758
Management fee income	64,996
Interest income	3,986
	105,740
Expenses	
Employee compensation and benefits	1,108,683
Occupancy	338,991
Travel and entertainment	109,830
Other expenses	139,482
Professional fees	38,365
Postage and office expenses	31,132
Communications	30,803
Regulatory fees	10,558
Leased equipment	6,776
Insurance	5,380
Reimbursed expenses	(1,832,694)
	(12,694)
Income before provision for income taxes	118,434
Provision for income taxes	27,422
Net income	$ 91,012

See accompanying notes to financial statements.

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2015

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, beginning of year	25,000	$ 25,000	$ 1,178,990	$ 1,883,511	$ 3,087,501
Net income				91,012	91,012
Balances, end of year	25,000	$ 25,000	$ 1,178,990	$ 1,974,523	$ 3,178,513

See accompanying notes to financial statements.

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	91,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from parent		196,736
Expense reimbursement receivable		(84,798)
Prepaid expenses		9,979
Accounts payable and accrued expenses		(6,413)
Unearned Income		20,000
Cash, segregated for exclusive benefit of customers		(50,000)
Net cash provided by operating activities and increase in cash and cash equivalents		176,516
Cash and cash equivalents, beginnning of year		2,444,648
Cash and cash equivalents, end of year	$	2,621,164
Supplemental disclosure of cash flow information, cash paid during the year for income taxes	$	18,000

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement.

The Company introduces United States investors to its foreign brokerage affiliates for execution of transactions with respect to securities listed on various securities exchanges in Europe. The Company does not hold customer funds or safekeep customer securities. The Company also engages in private placement of securities and distribution of third party research.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2016. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company earns service fee income from its Parent for providing the Parent with certain administrative support services in connection with customers of the Parent. Service fee revenue is recognized in the period that the services are provided. The Company also earns a management fee for providing similar service to unrelated third parties. Management fee revenue is recognized as earned. Fees received, but not yet earned, are reflected as unearned income on the statement of financial condition.

Cash and Cash Equivalents

The Company considers its investment in a money market fund to be a cash equivalent.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of equipment, furniture and fixtures on a straight line basis, over the estimated useful life of 7 years. At December 31, 2015, all property and equipment was fully depreciated.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. Management has determined there are no uncertain tax positions at December 31, 2015.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce ending retained earnings. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 with respect to transactions effected on foreign securities markets. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2015, the Company had net capital of approximately $2,931,366 which was approximately $2,681,366 in excess of its minimum requirement of $250,000.

3. Income taxes

The provision for income taxes consists of federal, state and local taxes of approximately $ 27,000 for the year ended December 31, 2015.

A reconciliation of the statutory federal income tax rate and the effective tax rate is as follows:

	2015
Federal statutory rate	26%
State and local income taxes,	
net of federal effect	2%
Permanent and other	-5%
Effective income tax rate	23%

4. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances principally in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

5. Rule 15c3-3

The Company is subject to Securities and Exchange Commission Rule 15c3-3, as adopted and administered by the Securities and Exchange Commission. To comply with its requirements, cash in the amount of $350,000 has been segregated in a special reserve account for the exclusive benefit of customers.

6. Related party transactions

Pursuant to an agreement, the Parent pays a fee to the Company for services provided to certain customers of the Parent equal to 104.2% of the expenses attributable to such activities, excluding income taxes. Included in the statement of operations is service fee income of approximately $ 37,000 which was derived from the Parent. Reimbursements for the year ended December 31, 2015 were approximately $ 875,000 which is included in reimbursed expenses in the statement of operations.

Due from Parent of approximately $ 86,000 includes reimbursable expenses and service fees incurred but not yet paid by the Parent.

7. Letter of credit

The Company established an irrevocable standby letter of credit in the amount of approximately $104,000, expiring in February 2017, issued in connection with the operating lease for the office facility in New York.

8. Commitment

The Company has an operating lease agreement for office space which has an expiration date of December 31, 2016.

At December 31, 2015 future aggregate minimum annual rent payments under this lease are approximately as follows:

Year ending December 31,

2016	310,000
	$ 310,000

Rent expense, including certain other rent charges, for the year ended December 31, 2015 was approximately $340,000.

9. Management fee and expense reimbursement arrangement

The Company maintains a correspondent relationship with a Belgian firm, Petercam S.A., in which the Company services the needs of North American institutions that wish to invest in Belgian securities. In return for their services, the Company receives a service fee of approximately $25,000 annually, which is included in management fee income in the statement of operations.

Petercam S.A. has agreed to reimburse the Company for operating costs, capital expenditures, lease obligations and other mutually agreed upon expenses incurred under the correspondent relationship. Reimbursements for the year ended December 31, 2015, were approximately $ 960,000, which is included in reimbursed expenses in the statement of operations.

The Company entered into an agreement with a foreign broker-dealer, M.M. Warburg & Co ("MM Warburg"),to solicit and effect securities transactions traded in non-U.S. markets with U.S. institutional investors. In return for their services, the Company is entitled to receive an annualized service fee of $60,000 which is included in management fee income.

10. Employee benefit plan

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan. The Company matches up to $12,000 per year of each employee's contributions. The Company made contributions of approximately $43,400 in 2015.

J.P.P. EURO-SECURITIES, INC.

SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Stockholder's equity		$ 3,178,511
Less nonallowable assets		
Due from parent & expense reimbursement receivable	$ 227,221	
Prepaid expenses	19,924	
		247,145
Net capital		$ 2,931,366
Aggregate debit items		$ -
Computed minimum net capital required (2% of aggregate debit items)		$ -
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Excess net capital ($2,931,366 - $250,000)		$ 2,681,366
Percentage of aggregate debit items to net capital	$ - / $ 2,931,366	
		0.00%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2015

J.P.P. EURO-SECURITIES, INC.

SUPPLEMENTARY INFORMATION
SCHEDULE II
COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Customer credit balances	$	-
Customers' securities failed to receive		-
Total 15c3-3 credits		-
Customer debit balances		-
Securities borrowed to make delivery on customers' short sales or failed to delivers		-
Failed to deliver of customers' securities not older than 30 days		-
Aggregate debit items		-
Less 3% for alternative method		-
Total 15c3-3 debits		-
Excess of total credits over total debits	$	-
Amount held on deposit in "Reserve Bank Account", including the value of qualified securities on December 31, 2015	$	350,000

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of December 31, 2015 filed by the Company on Form X17A-5 Part II.

JPP Eurosecurities Inc.

February 18, 2016

Grassi & Co., CPAs, P.C.
488 Madison Ave.
New York, NY 10022

We, management or audit committee of J.P.P. Euro-Securities, Inc. (the "Company"), has established and maintained a system of internal control over compliance with Exchange Act Rules 15c3-1 and 15c3-3(e) and the Company's internal control over compliance with Rules 15c3-1, 15c3-3, Exchange Act Rule 17a-13 and applicable DEA rules that require broker-dealers to send account statements to customers. We acknowledge the following:

1. The Company has established and maintained internal control over compliance,
2. The internal control over compliance of the Company was effective during the most recent fiscal year ended December 31, 2015,
3. The internal control over compliance of the Company was effective as of the end of the most recent fiscal year ended December 31, 2015,
4. The Company was in compliance with Rule 15c3-1 and paragraph (e) of Rule 15c3-3 as of the end of the most recent fiscal year ended December 31, 2015,
5. The information in #4 was derived from books and records of the Company.

We are not aware of any material weakness in the internal control over compliance during the most recent fiscal year ended December 31, 2015 or any instance of non-compliance with Rule 15c3-1 or paragraph (e) of Rule 15c3-3 as of the end of the most recent fiscal year ended December 31, 2015.

Paolo Bianco, President

Martin Pollock, Chief Financial Officer

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Management
of J.P.P Euro-Securities, Inc.

We have examined J.P.P Euro-Securities, Inc.'s statements, included in the accompanying compliance report, that (1) J.P.P Euro-Securities, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) J.P.P Euro-Securities, Inc.'s internal control over compliance was effective as of December 31, 2015; (3) J.P.P Euro-Securities, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that J.P.P Euro-Securities, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from J.P.P Euro-Securities, Inc.'s books and records. J.P.P Euro-Securities, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing J.P.P Euro-Securities, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 or 17 C.F.R. § 240.17a-13 that requires account statements to be sent to the customers of J.P.P Euro-Securities, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on J.P.P Euro-Securities, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether J.P.P Euro-Securities, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; J.P.P Euro-Securities, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from J.P.P Euro-Securities, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance; testing and evaluating J.P.P Euro-Securities, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from J.P.P Euro-Securities, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, J.P.P Euro-Securities, Inc.'s statements referred to above are fairly stated, in all material respects.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 26, 2016

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ▫ Fax (516) 256-3510
488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▫ Fax (212) 755-6748
10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ▫ Fax (845) 634-5409

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Management
of J.P.P. Euro-Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by J.P.P. Euro-Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating J.P.P. Euro-Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. J.P.P. Euro-Securities, Inc.'s management is responsible for J.P.P. Euro-Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grassi & Co, CPAs, P.C.

GRASSI & Co., CPAs, P.C.

New York, New York
February 26, 2016

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

J.P.P EURO-SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS

For the Year Ended December 31, 2015

SIPC Net Operating Revenues Per General Assessment	
Reconciliation Form SIPC-7	1,938,434
General Assessments at .0025	4,846
Payment Remitted with Form SIPC-6	(2,691)
Amount Due with Form SIPC-7	2,155